EXHIBIT 99.1

Brookfield Renewable Acquires Distributed Generation Platform, Increasing Total Portfolio to Approximately 2,000 Megawatts of Operating and Under Development Distributed Generation in the U.S.

All amounts in U.S. dollars unless otherwise indicated

  Brookfield Renewable agreed to acquire a scale distributed generation platform comprising 360 megawatts across nearly 600 sites in the U.S., a development pipeline of over 700 megawatts and a dedicated development and PPA origination team with a proven track record
  Transaction will enhance Brookfield Renewable’s position as an owner-operator of one of the largest commercial and industrial distributed generation portfolios in the U.S. with approximately 2,000 megawatts of operating and under development capacity and 400 investment grade customers
  Total purchase price of the portfolio is expected to be approximately $810 million

BROOKFIELD, News, Dec. 11, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), alongside its institutional partners, today announced that it has entered into a definitive agreement with Exelon Generation Company (NASDAQ: EXC) to acquire a distributed generation development platform comprising 360 megawatts of operating distributed solar across nearly 600 sites throughout the U.S. with an additional over 700 megawatts under development.

This transaction represents an opportunity to acquire a high-quality operating portfolio with a strong development pipeline of advanced-stage projects and a dedicated PPA origination team with a consistent track record of delivering high value projects to customers. The portfolio is contracted under long-term power purchase agreements, and Brookfield Renewable intends to leverage its scale, and operating and commercial capabilities to drive additional value.

“We entered the distributed generation space in 2017, as we identified a significant opportunity to build a high-quality scale business in a rapidly growing market. Since then, we have expanded the business as cost declines in solar technology and decarbonization ambitions from commercial and industrial clients accelerated,” said Connor Teskey, CEO of Brookfield Renewable. “Today, we are owners of one of the leading distributed generation businesses in the U.S., with deep operating, development and origination capabilities, and an approximately 2,000 megawatt portfolio that generates high-quality contracted cash flows that are diversified by geography and customer. This investment represents the continuation of this strategy and furthers our goal of partnering with corporates and other institutions to help them achieve their decarbonization objectives.”

The total purchase price of the portfolio is expected to be approximately $810 million. The transaction is subject to customary closing conditions and is expected to close in the first half of 2021.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc.Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $575 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “believes” and “may” or variations of such words and phrases and include statements regarding the ability of BEP and BEPC to successfully close and realize the full benefit of the transaction with Exelon Generation Company, including their ability to successfully integrate the employees and operating assets of the business being acquired and to build-out its development pipeline. Although BEP and BEPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BEP and BEPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BEP and BEPC to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units and Exchangeable Shares or the stock exchanges generally; and other risks and factors described in the documents filed by BEP and BEPC with securities regulators in Canada and the United States including under “Risk Factors” in (i) BEP’s most recent Annual Report on Form 20-F and (ii) the prospectus of BEPC dated June 29, 2020 in respect of the special distribution of Exchangeable Shares to unitholders of BEP, and other risks and factors that are described therein.

Except as required by law, BEP and BEPC do not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.